Exhibit 2.4
Mariner Energy, Inc.
Mariner Energy Resources, Inc.
One BriarLake Plaza, Suite 2000
2000 West Sam Houston Parkway South
Houston, Texas 77042
April 12, 2006
Forest Oil Corporation
707 17th Street, Suite 3600
Denver, Colorado 80202
Ladies and Gentlemen:
     Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”) dated as of September 9, 2005, as amended, among Forest Oil Corporation (“Forest”), Mariner Energy Resources, Inc. (“Spinco”), Mariner Energy, Inc. (the “Company”), and MEI Sub, Inc. (now merged into Spinco). Forest, Spinco, and the Company are together referred to herein as the “Parties.” Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement. The Parties are entering into this letter agreement (this “Letter Agreement”) to amend the Transaction Agreements as described below.
     The Parties agree to the following, notwithstanding any provision to the contrary in any Transaction Agreement, and each Transaction Agreement shall be deemed amended to the extent inconsistent with the following:
     Cash Amount Reconciliation. With respect to Section 4.2 of the Distribution Agreement, the Parties agree that the Review Period shall be extended to be the one hundred and fifty (150) calendar days after receipt by Spinco of the Actual Cash Amount statement. With respect to the first sentence of Section 4.4 of the Distribution Agreement, the Parties agree that the phrase “five (5) Business Days” shall be replaced with the phrase “fourteen (14) Business Days.”
     This Letter Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflicts of law principles thereof.

     Each Party represents to each other Party that this Letter Agreement has been duly executed and delivered by such Party and, assuming the due execution and delivery thereof by each other Party, is a legal, valid, and binding obligation of such Party, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws affecting the rights of creditors generally and by general principles of equity.
     This Letter Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.
     If the foregoing is in accordance with your understanding please indicate your agreement by signing below, at which time this Letter Agreement will constitute a binding agreement among us.

Very truly yours, MARINER ENERGY, INC.
By:	/s/ Jesus G. Melendrez
	Name:	Jesus G. Melendrez
	Title:	Vice President — Corporate Development

MARINER ENERGY RESOURCES, INC.
By:	/s/ Jesus G. Melendrez
	Name:	Jesus G. Melendrez
	Title:	Vice President — Corporate Development

Accepted and Agreed as of
the date first above written:
FOREST OIL CORPORATION

By:	/s/ David H. Keyte

	Name:	David H. Keyte
	Title:	Executive Vice President
& Chief Financial Officer